UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

CGI Group Inc.

(Name of Issuer)

Class A Subordinate Shares

(Title of Class of Securities)

39945C109

(CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-(c)

☒	Rule 13d-1(d)

____________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) Serge Godin
2	Check the Appropriate Box If a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 30,271,520
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,589,890
	8	Shared Dispositive Power 28,676,729
9		Aggregate Amount Beneficially Owned by Each Reporting Person 30,271,520
10		Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11		Percent of Class Represented by Amount in Row (9) 7.1%
12		Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of issuer:

CGI Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1130 Sherbrooke Street West, 7th Floor, Montréal, Québec, H3A 2M8

Item 2(a).	Name of Person Filing:

Serge Godin

Item 2(b).	Address of Principal Offices or, if None, Residence:

c/o CGI Group, Inc., 1130 Sherbrooke Street West, 7th Floor, Montréal, Québec, H3A 2M8

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Class A Subordinate Shares

Item 2(e).	CUSIP Number:

39945C109

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The holdings reported herein are stated as of December 31, 2005. Mr. Godin was the beneficial owner of more than 5% of the issuer’s Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

(a) Amount beneficially owned:

30,271,520 shares (including 28,676,729 shares issuable upon conversion of 28,216,507 of the issuer’s Class B Shares (multiple voting) and 460,222 Class B Shares (multiple voting) issuable upon exercise of warrants exercisable within 60 days of December 31, 2005 and 1,007,730 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2005).

By virtue of the Agreement dated July 24, 2003 among the issuer, BCE Inc. and the other parties thereto (the “Shareholders’ Agreement”), the parties to the Shareholders’ Agreement may be considered a “group” under Rule 13d-5 and, as a result, Mr. Godin may be considered to be the beneficial owner of shares beneficially owned by André Imbeau, Jean Brassard and BCE Inc. as of December 31, 2005. The Shareholders’ Agreement was terminated on January 12, 2006 and, accordingly, after January 12, 2006, Mr. Godin will not be deemed the beneficial owner of shares beneficially owned by Mr. Imbeau, Mr. Brassard or BCE Inc. As of December 31, 2005,

(i)     Mr. Imbeau was understood to be the beneficial owner of 4,988,834 shares (including 4,290,718 shares issuable upon conversion of 4,221,165 of the issuer’s Class B Shares (multiple voting) and 69,553 Class B Shares (multiple voting) issuable upon exercise of warrants exercisable within 60 days of December 31, 2005 and 453,725 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2005);

(ii)    Mr. Brassard was understood to be the beneficial owner of 1,610,376 shares (including 1,361,190 shares issuable upon conversion of 1,334,496 of the issuer’s Class B Shares (multiple voting) and 26,694 Class B Shares (multiple voting) issuable upon exercise of warrants exercisable within 60 days of December 31, 2005 and 12,000 shares issuable upon the exercise of options exercisable within 60 days of December 31, 2005); and

(iii)  BCE was understood to be the beneficial owner of 132,302,114 shares (including 140,575 shares issuable upon conversion of 140,575 Class B Shares (multiple voting) issuable upon exercise of warrants exercisable within 60 days of December 31, 2005 and 3,865,014 shares receivable upon the exercise of warrants exercisable within 60 days of December 31, 2005).

Mr. Godin disclaims beneficial ownership of such shares.

(b) Percent of class:	7.1% (38.7% including shares as to which beneficial ownership is disclaimed, as described above)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	30,271,520 shares

(ii)	Shared power to vote or direct the vote:	0 shares

(iii)	Sole power to dispose or to direct the disposition of:	1,589,890 shares

(iv)	Shared power to dispose or to direct the disposition of:	28,676,729 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Godin’s family.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006

(Date)

/s/ Serge Godin

(Signature)

Serge Godin

(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)